FILED PURSUANT TO RULE 433

File No. 333-293732

CITIGROUP INC.

€1,500,000,000

4.135% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2030

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	A3 / BBB+ / A (Stable Outlook / Stable Outlook / Positive) (Moody’s / S&P / Fitch)

Ranking:	Senior

Offering Format:	SEC-registered

Trade Date:	October 19, 2026

Settlement Date:	October 26, 2026 (T+5 days)

Maturity:	October 26, 2030

Par Amount:	€1,500,000,000

Reference Bund Benchmark:	OBL 2.500% due October 11, 2029

3-year EUR Mid-Swap Rate:	3.435%

Re-offer Spread vs Mid-Swaps:	Mid-Swaps + 70 bps

Re-offer Spread vs Bunds:	3.158 + 97.7 bps (Bund Price: 98.16)

Re-offer Yield:	4.135%

Fixed Rate Coupon & Payment Dates:	4.135%, payable annually in arrears on each October 26, beginning on October 26, 2027, from, and including, the Settlement Date to, but excluding, October 26, 2029 (the “fixed rate period”).

Floating Rate Coupon & Payment Dates:	From, and including, October 26, 2029 (the “floating rate period”), an annual floating rate equal to three-month EURIBOR plus 0.795%, payable quarterly in arrears, each of January 26, April 26, July 26 and October 26, beginning on January 26, 2030 and ending at Maturity or any earlier redemption date.

Floating Rate Interest Determination Date:	The second TARGET business day prior to each interest payment date during the floating rate period.

Public Offering Price:	100.000%

Net Proceeds:	€1,496,250,000 (before expenses)

Day Count: Business Days/Convention:	Actual/Actual (ICMA) during the fixed rate period, Actual/360 during the floating rate period
TARGET, London, New York; Following, during the fixed rate period; Modified following, during the floating rate period

Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after April 26, 2027 (or, if additional notes are issued after October 26, 2026, beginning six months after the issue date of such additional notes) and prior to October 26, 2029, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the “make-whole” amount described in the Issuer’s preliminary prospectus supplement dated October 19, 2026 (the “Prospectus Supplement”), plus, in either case, accrued and unpaid interest thereon to, but excluding, the date of redemption. The “make-whole” spread is 15 basis points.

We may redeem the notes, at our option, (i) in whole, but not in part, on October 26, 2029, or (ii) in whole at any time or in part from time to time, on or after September 26, 2030 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Redemption for Tax Purposes:	We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

Sinking Fund:	Not applicable

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Settlement:	Euroclear / Clearstream

Minimum Denominations/Multiples:	€100,000 / multiples of €1,000 in excess thereof

Governing Law:	State of New York

Principal Paying Agent:	Citibank, N.A., London Branch

Documentation:	The notes will be issued under the issuer’s Registration Statement on Form S-3 No. 333-293732 filed with the U.S. Securities and Exchange Commission

Prohibition of Sales to Italy, Belgium, Sweden, Slovakia, Poland and Liechtenstein:	Applicable

CITIGROUP INC.

€1,500,000,000

4.135% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2030

MiFID II Target Market and PRIIPs Regulation:	MiFID II professionals / ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the EEA.

UK MiFIR and FCA Product Disclosure Sourcebook (DISC):	UK MiFIR professionals / ECPs-only / No CCI product summary – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No product summary or disclosure document required by the FCA Product Disclosure Sourcebook has been prepared as not available to retail in the UK.

ISIN:	XS3548789844

Common Code:	354878984

Sole Book Manager:	Citigroup Global Markets Limited

Joint Lead Managers:

Banco Bilbao Vizcaya Argentaria, S.A.

Banco Santander, S.A.

Bank of Montreal, London Branch

Barclays Bank PLC

CaixaBank, S.A.

Commerzbank Aktiengesellschaft

Deutsche Bank AG, London Branch

DZ Financial Markets LLC

Erste Group Bank AG

Intesa Sanpaolo IMI Securities Corp.

Lloyds Securities Inc.

MUFG Securities EMEA plc

National Bank of Canada Financial Inc.

NATIXIS

Nomura Securities International, Inc.

PNC Capital Markets LLC

RB International Markets (USA) LLC

RBC Europe Limited

SMBC Bank International plc

Société Générale Corporate & Investment Banking

Standard Chartered Bank

Swedbank AB (publ)

The Bank of Nova Scotia, London Branch

The Toronto-Dominion Bank

UBS AG London Branch

UniCredit Bank GmbH

Co-Managers:

ANZ Securities, Inc.

BNP PARIBAS

Canadian Imperial Bank of Commerce, London Branch

China Construction Bank (Asia) Corporation Limited

Commonwealth Bank of Australia

Desjardins Securities Inc.

Emirates NBD Bank PJSC

National Australia Bank Limited (ABN 12 004 044 937)

NatWest Markets Plc

Nykredit Bank A/S

Oversea-Chinese Banking Corporation Limited

United Overseas Bank Limited

Westpac Banking Corporation

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-293732. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.